                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)
                            (Amendment No. 1)/1/
                                             --

                             SHERIDAN ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  823764 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 13, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________

/1/  The remainder of this cover page shall be filled out for a reporting
---
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page  1  of  5  Pages

-----------------------                                  ---------------------
  CUSIP NO. 823764 10 5               13D                  PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Lion Advisors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              49,855 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               49,855 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS
11

            49,855 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  0.7%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               PN
------------------------------------------------------------------------------
** Based on information contained in the Form 8-K of Sheridan Energy, Inc. filed on August 25, 1999.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             Page  2  of  5  Pages

-----------------------                                  ---------------------
  CUSIP NO. 872424 2 05              13D                   PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            AIF II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
             OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           862,946 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           862,946 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           862,946 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            12.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             PN
------------------------------------------------------------------------------
** Based on information contained in the Form 8-K of Sheridan Energy, Inc. filed on August 25, 1999.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Page  3  of  5  Pages

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

     The Statement on Schedule 13D of Lion Advisors, L.P., a Delaware limited partnership ("Lion"), and AIF II, L.P., a Delaware limited partnership ("AIF II"), relating to the Common Stock, par value $.01 per share, of Sheridan Energy, Inc. (as successor to TGX Corporation) is hereby amended as set forth herein.

Item 1.     Security and Issuer.
-------     -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Sheridan Energy, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1000 Louisiana, Suite 800, Houston, Texas 77002.

Item 2.     Purpose of Transaction.
-------     ----------------------

     On August 25, 1999, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Calpine Corporation, a Delaware corporation ("Calpine"), and CPN Sheridan, Inc., a Delaware corporation and a wholly-owned subsidiary of Calpine ("CPN Sheridan"), pursuant to which CPN Sheridan agreed to make an offer (the "Offer") to purchase all of the outstanding shares of Common Stock of the Issuer (the "Shares") for a purchase price of $5.50 per Share, net to the sellers in cash. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement (including the tender of a majority of the outstanding Shares pursuant to the Offer), CPN Sheridan will be merged with and into the Issuer, and the Issuer will continue as the surviving corporation and wholly-owned subsidiary of Calpine. The Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated August 31, 1999, is incorporated herein by reference in its entirety.

     In response to the Offer, Lion and AIF II each tendered to CPN Sheridan all of the shares of Common Stock owned by them.

                             Page  4  of  5  Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 1999

                    LION ADVISORS, L.P.

                    By:  Lion Capital Management, Inc.,
                         General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------------
                         Name:   Michael D. Weiner
                         Title:  Vice President, Lion Capital
                                 Management, Inc.

                    AIF II, L.P.

                    By:  Apollo Advisors, L.P.,
                         Managing General Partner
                         By: Apollo Capital Management, Inc.,
                             General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------------
                         Name:   Michael D. Weiner
                         Title:  Vice President, Apollo Capital
                                 Management, Inc.


                             Page  5  of  5  Pages